Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•	Next data readout for ASLAN004 in the treatment of patients with moderate to severe atopic dermatitis anticipated in the third quarter of 2021

Singapore, 22 April 2021 – ASLAN Pharmaceuticals (Nasdaq:ASLN), a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the fourth quarter and full year ended December 31, 2020 and provided an update on its clinical development activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “ASLAN made significant progress in the fourth quarter of 2020 and that momentum has carried over into 2021. After completing recruitment of the third cohort in our multiple ascending dose trial for ASLAN004 in the fourth quarter, we announced positive interim data supportive of its potential as a novel, first-in-class antibody targeting IL-13R with a differentiated efficacy and safety profile in atopic dermatitis. We are on track to complete enrolment of the expansion cohort with an additional 27 patients by mid-2021 and anticipate reporting topline data in the third quarter of 2021. At the same time, we are continuing to prepare for our Phase 2b study, which we expect to initiate in the second half of 2021. ASLAN is in a strong financial position with the necessary resources to fund its development activities to achieve important value creating milestones for shareholders.”

Fourth quarter 2020 and recent business highlights

Clinical development

ASLAN004

•

In March 2021, ASLAN announced positive interim unblinded data from the three dose cohorts of the ongoing Phase 1 randomised, double-blind placebo controlled multiple ascending dose (MAD) study of ASLAN004 for the treatment of moderate to severe atopic dermatitis (AD). ASLAN004, a novel, first-in-class antibody, was well tolerated across all doses and showed improvements compared to placebo in all efficacy endpoints, supporting its potential as a differentiated treatment for AD.

ASLAN003

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New data from a study conducted by the University of Liverpool, UK, published in the Toxicology in Vitro Journal, demonstrated that, out of a panel of six dihydroorotate dehydrogenase (DHODH) inhibitors tested, ASLAN003 has the lowest potential for hepatotoxicity despite being one of the most potent inhibitors of DHODH.

Corporate updates

•

In March 2021, raised gross proceeds of approximately US$69 million, including the full exercise of an over-allotment option, through an underwritten public offering of 17,250,000 American Depositary Shares (ADSs) representing 86,250,000 ordinary shares at a price to the public of US$4.00 per ADS.

•

In February 2021, raised gross proceeds of approximately US$18 million resulting from the sale of its ordinary shares through a private placement to new institutional investors, Vivo Capital and Surveyor Capital (a Citadel company).

•	Between October 2020 and February 2021, raised gross proceeds of approximately US$21.5 million through at-the-market offerings.

•

Appointed Neil Graham, MBBS, MD, MPH and Kathleen M. Metters, PhD as independent directors. Dr Graham is an expert in immunology and inflammation with more than 30 years’ experience in global drug development and commercialisation, including 10 years at Regeneron Pharmaceuticals, Inc., where he was instrumental in the development of dupilumab. Dr Metters has more than 30 years’ experience in the discovery and development of novel therapies for the treatment of chronic diseases, including autoimmune diseases. She held a number of senior positions at Merck & Co., previously leading work on External Discovery and Preclinical Sciences and was Senior Vice President and Head of Worldwide Basic Research.

Anticipated upcoming milestones

•	Completion of MAD clinical study of ASLAN004 in moderate-to-severe AD patients and topline clinical results expected in the third quarter of 2021.

•	Initiation of Phase 2b study of ASLAN004 for AD expected in the second half of 2021.

Fourth quarter 2020 financial highlights

•	Cash used in operations for the fourth quarter of 2020 was US$5.1 million compared to US$5.1 million in the same period in 2019.

•	Research and development expenses were US$2.9 million in the fourth quarter of 2020 compared to US$2.7 million in the fourth quarter of 2019.

•	General and administrative expenses were US$3.0 million in the fourth quarter of 2020 compared to US$3.3 million in the fourth quarter of 2019.

•

Net loss for the fourth quarter of 2020 was US$5.7 million compared to a net loss of US$29.6 million for the fourth quarter of 2019, which included a one-time impairment charge of US$23 million related to the write-down of varlitinib in the fourth quarter of 2019.

Full year 2020 financial highlights

•	Cash used in operations for the year ended 31 December 2020 was US$15.1 million compared to US$25.8 million in 2019.

•	Research and development expenses were US$9.3 million for the full year 2020 compared to US$16.6 million in 2019. The decrease was driven by the completion of clinical studies related to varlitinib.

•	General and administrative expenses were US$7.2 million for the full year 2020 compared to US$8.5 million in 2019.

•

Net loss attributable to stockholders for the full year 2020 was US$16.2 million compared to a loss of US$47.0 million in 2019, which included a one-time impairment charge of US$23 million related to the write-down of varlitinib in the fourth quarter of 2019. Excluding the non-cash impairment charge, net loss for the full year 2019 was US$23.9 million.

•

Cash and cash equivalents totaled US$14.3 million as of 31 December 2020, including US$7.4 million raised from at-the-market offerings in 2020, compared to US$22.2 million as of 31 December 2019. The cash balance as of year-end 2020 excludes proceeds from the additional financing activities completed in the first quarter of 2021 which raised combined gross proceeds of approximately US$101 million. With the additional financing activities in the first quarter of 2021, management believes that its cash and cash equivalents will be sufficient to fund operations into 2023.The weighted average number of ADSs outstanding for the year 2020 was 38.4 million compared to 32.5 million for 2019. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	December 31, 2019 (audited)	December 31, 2020 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,203,031	$14,324,371
Other receivables	—	528,841
Prepayments	68,923	511,208
Financial assets at fair value through profit or loss	—	137,926

Total current assets	22,271,954	15,502,346

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	68,256	—
Financial assets at fair value through other comprehensive income	132,160	—
Property, plant and equipment	38,333	13,387
Right-of-use assets	727,866	462,550
Intangible assets	2,845	160
Refundable deposits	108,076	103,307

Total non-current assets	1,077,536	579,404

TOTAL ASSETS	$23,349,490	$16,081,750

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$1,871,843	$2,319,558
Other payables	3,246,842	4,280,409
Current portion of long-term borrowing	—	2,900,971
Current portion of long-term borrowing from related parties	—	617,912
Lease liabilities - current	264,543	271,624
Financial liabilities at fair value through profit or loss	—	267,000

Total current liabilities	5,383,228	10,657,474

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	262,350	—
Long-term borrowings	17,065,305	15,183,421
Long-term borrowing from related parties	566,176	—
Lease liabilities - non-current	490,835	281,149
Other non-current liabilities	184,870	111,990

Total non-current liabilities	18,569,536	15,576,560

Total liabilities	23,952,764	26,234,034

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	61,366,844	61,826,237
Capital surplus	116,495,710	123,582,460
Accumulated deficits	(179,484,825)	(195,682,714)
Other reserves	(55,084)	(178,948)

Total equity attributable to stockholders of the Company	(1,677,355)	(10,452,965)

NON-CONTROLLING INTERESTS	1,074,081	300,681

Total equity	(603,274)	(10,152,284)

TOTAL LIABILITIES AND EQUITY	$23,349,490	$16,081,750

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars, other than shares or share data)

	Three Months Ended December 31 (unaudited)		Twelve Months Ended December 31 (audited)
	2019	2020	2019	2020
NET REVENUE	$—	$—	$3,000,000	$—
COST OF REVENUE	17,741	—	(407,259)	—

GROSS PROFIT	17,741	—	2,592,741	—

OPERATING EXPENSES
General and administrative expenses	(3,258,197)	(3,033,267)	(8,511,699)	(7,169,177)
Research and development expenses	(2,702,625)	(2,881,623)	(16,586,617)	(9,314,120)

Total operating expenses	(5,960,822)	(5,914,890)	(25,098,316)	(16,483,297)

Impairment loss on intangible assets	(23,073,400)	—	(23,073,400)	—
LOSS FROM OPERATIONS	(29,016,481)	(5,914,890)	(45,578,975)	(16,483,297)

NON-OPERATING INCOME AND EXPENSES
Interest income	6,193	154	150,610	592
Other income	—	888,046	—	888,046
Other gains and losses	(289,268)	(321,729)	(327,558)	(129,299)
Finance costs	(293,110)	(326,178)	(901,612)	(1,247,331)

Total non-operating income and expenses	(576,185)	240,293	(1,078,560)	(487,992)

LOSS BEFORE INCOME TAX	(29,592,666)	(5,674,597)	(46,657,535)	(16,971,289)
INCOME TAX EXPENSE	(12,712)	(230,853)	(408,002)	—

NET LOSS FOR THE PERIOD	(29,605,378)	(5,905,450)	(47,065,537)	(16,971,289)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(46,038)	(49,533)	(55,084)	(123,864)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(29,651,416)	$(5,954,983)	$(47,120,621)	$(17,095,153)

NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(29,555,808)	$(5,715,998)	$(47,015,967)	$(16,197,889)
Non-controlling interests	(49,570)	(189,452)	(49,570)	(773,400)

	$(29,605,378)	$(5,905,540)	$(47,065,537)	$(16,971,289)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(29,601,846)	$(5,765,531)	$(47,071,051)	$(16,321,753)
Non-controlling interests	(49,570)	(189,452)	(49,570)	(773,400)

	$29,651,416)	$(5,954,983)	$(47,120,621)	$(17,095,153)

LOSS PER ORDINARY SHARE
Basic and diluted	$(0.18)	$(0.03)	$(0.29)	$(0.08)

LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.90)	$(0.15)	$(1.45)	$(0.40)

Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	168,753,687	199,066,161	162,392,602	192,226,528

Each ADS represents five ordinary shares.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and ASLAN003, which it plans to develop for autoimmune disease. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialise ASLAN004 and ASLAN003; the safety and efficacy of ASLAN004 and ASLAN003; the Company’s plans and expected timing with respect to clinical trials and clinical trial results for ASLAN004 and ASLAN003; the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for ASLAN004 and ASLAN003; the potential for ASLAN004 as a novel, first-in-class antibody targeting IL-13R with a differentiated efficacy and safety profile in atopic dermatitis; and the Company’s belief that its cash and cash equivalents will be sufficient to fund operations into 2023. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 16, 2020.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.